Exhibit 99.1

For Immediate Release

Peter Jackson to Join Builders FirstSource as Chief Financial Officer

November 4, 2016 (Dallas, TX) – Builders FirstSource, Inc. (NasdaqGS:  BLDR), a leading supplier and manufacturer of structural and related building products for residential new construction and home repair and remodeling in the United States, today announced that Peter Jackson has been named Senior Vice President and Chief Financial Officer.  As CFO, Mr. Jackson will play a key role in helping the company achieve its next level of growth and performance. He will replace Chad Crow as CFO, allowing Mr. Crow to focus on his role as President and Chief Operating Officer.

Mr. Jackson joins Builders FirstSource from Lennox International, Inc., where he served in various senior financial roles, most recently VP and CFO – Refrigeration Segment.  Prior to that, Mr. Jackson was Vice President, Finance - FP&A and M&A with responsibility for Lennox’s Corporate Planning and Business Development.  He served as Lennox’s Residential Heating & Cooling Segment CFO from 2007-2013. During his tenure in that role, he led the development of a Financial Shared Services organization, including Credit & Collections, Accounts Payable, Accounting, and Compliance. Before joining Lennox, Mr. Jackson served in multiple financial leadership positions at SPX Corporation, General Electric and Gerber Scientific.

“Peter brings a well-rounded financial and operating background to our company that will enhance our executive team,” said Floyd Sherman, Chief Executive Officer of Builders FirstSource.  “His passion for continuous improvement and his history of developing successful teams will help shape the future of our organization.  I am extremely pleased to have Peter join our team.”

“Builders FirstSource is a dynamic company and a leader in their industry,” noted Mr. Jackson.  “There is tremendous opportunity for growth in the years ahead, as well as efficiencies yet to be gained from integration and process improvement.  I look forward to joining the Builder FirstSource family and helping the company realize these opportunities.”

Mr. Jackson is a certified public accountant, earned an MBA from Rensselaer Polytechnic Institute and is a graduate of General Electric’s Experienced Financial Leadership program.  Mr. Jackson will join the company November 14, 2016.

About Builders FirstSource

2015 Pro Forma Sales: $6.1 Billion  |  Associates:  14 Thousand   |   Operations in 40 states

Headquartered in Dallas, Texas, Builders FirstSource is the largest supplier of building products, prefabricated components, and value-added services to the professional market segment, for new residential construction and repair and remodeling, in the U.S.  We provide customers an integrated homebuilding solution, offering manufacturing, supply, delivery and installation of a full range of structural and related building products.  We operate in 40 states with 400 locations and have a market

Peter Jackson to Join Builders FirstSource (continued)

presence in 74 of the top 100 Metropolitan Statistical Areas, providing geographic diversity and balanced end market exposure.  We service customers from strategically located distribution facilities and manufacturing facilities (certain of which are co-located) that produce value-added products such as roof and floor trusses, wall panels, stairs, vinyl windows, custom millwork and pre-hung doors. Builders FirstSource also distributes dimensional lumber and lumber sheet goods, millwork, windows, interior and exterior doors, and other building products. For more information about Builders FirstSource, visit the company’s website at www.bldr.com.

Contact:

Jennifer Pasquino
SVP Investor Relations

Builders FirstSource, Inc.

(303) 262-8571

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